[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 1 of 11
--------------------------------------------------------------------------------

                              CBD announces third

                             quarter 2003 earnings

Sao Paulo, Brazil, 28 October, 2003 - Companhia Brasileira de Distribuicao (CBD)
- (BOVESPA: PCAR4; NYSE: CBD), today announced 3rd quarter 2003 earnings. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method. The comparisons refer to the year of 2002.

--------------------------------------------------------------------------------

     Net sales reached R$ 2.5 billion, a 9.3% growth compared to the same period of 2002;

     Same-store sales increased 5.1% in the quarter and 8.0% in the first nine months of 2003;

     Extra and Comprebem Barateiro registered double-digit growth in same-store sales in 2003;

     Gross margin was 28.8%, despite a strong price competitiveness in the Brazilian retail market;

     EBITDA totaled R$ 206.1 million in the quarter, with an 8.2% margin;

     Net income was R$ 52.1 million in the quarter, a 43.8% growth.

--------------------------------------------------------------------------------

[graphic omitted]    [graphic omitted]    [graphic omitted]    [graphic omitted]

Companhia Brasileira de Distribuicao (CBD) operates 488 stores in 12 Brazilian states. CBD works with four formats: supermarkets (divisions Pao de Acucar and Barateiro), hypermarkets (Extra) and electronic products/home appliances stores (Extra-Eletro).
--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 2 of 11
--------------------------------------------------------------------------------

Comments on Sales Performance

Gross sales reached             In the 3rd quarter of 2003, Companhia Brasileira
R$ 3.0 billion in               de Distribuicao - CBD presented a 9.7% growth in
the quarter                     gross sales compared to the same period of the
                                previous year, reaching R$ 2,989.1 million
                                (comparison basis already reflects the operation of Se stores). Net sales presented a 9.3% growth, totaling R$ 2,522.7 million. On a same-store basis, net sales of the Company presented a 5.1% growth in the quarter.

Demand remains soft for         The 3rd quarter was marked by the continuous
non-food products               retraction in the sales of non-food products.
                                This scenario can be illustrated by the increase in the sales of food products as a percentage of the Company's total sales, from 79% in the 3rd quarter of 2002 to 83% in the 3rd quarter of 2003. Net same-store sales of food products grew 6.5% in the quarter, while non-food products retracted 0.8%.

                                The sales in the quarter were also characterized by an increase in the consumption of second line products ("Menor Preco") and private brand products, which penalized the average ticket in the period. This impact was minimized by the increase in client flow on a same-store basis, reflecting positively a high price competitiveness, as well as progress made in the category management, store operation and communication with our customers.

Same-store sales                In the first nine months of 2003, the Company's
grew 8.0% in the nine months    gross sales grew 19.3%, reaching R$ 9,247.2
                                million. Net sales in the period totaled R$
                                7,815.8 million, a 19.1% increase. Same-store sales registered an 8.0% growth, and with a double-digit growth from the Extra and Comprebem
                                Barateiro business units.

--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 3 of 11
--------------------------------------------------------------------------------

Net Sales Evolution - Consolidated*
Variation (%) - 2003/2002


                sep/02  oct/02  nov/02  dec/02  jan/03  feb/03  mar/03  apr/03  may/03  jun/03  jul/03  aug/03  sep/03
Same Store       2.6%    8.6%   11.7%    7.0%   10.0%   12.5%    4.0%   20.0%    8.0%    5.0%   5.0%     6.6%   4.4%
Total Stores    22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   36.1%   22.8%   20.1%   9.8%    11.1%   7.0%


Note:  Same-store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, the total sales of the quarter decreased 4.4% compared to the same period of the previous year.  On the
"same-store" basis, the performance was -8.8%.

Comments on the Results

Gross margin of                 In the quarter CBD registered a gross margin of
28.8% in the quarter            28.8%, as compared to 29.0% registered in the
                                3rd quarter of 2002 and above the 28.6% margin reported in the previous quarter. The main factors that contributed to the maintenance of the high levels of gross margin, even with the current degree of price competition seen in the Brazilian retail market, were: 1) efficient price management combined with a stronger negotiation effort with our suppliers; 2) sales mix with a greater portion of food products, reducing the percentage of non-food products
                                (electronic products/home appliances); and
                                3) growth in the participation of higher margin items, such as second line products ("Menor
                                Preco") and private brand products in the sales mix of the Company. In the first nine months of 2003, the gross margin presented was 28.5%, the same level YoY.

                                The gross profit of the period totaled R$ 725.4 million, 8.4% above that registered in the 3rd quarter of 2002. In the first nine months of the year, the gross profit totaled R$ 2,230.4 million, with an increase of 19.4% YoY.

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 4 of 11
--------------------------------------------------------------------------------

                                Even in a scenario of retraction in sales and, therefore, lower expenses dilution, the Company maintained selling, general and administrative expenses in a similar level to that of the same quarter of 2002 - respectively 20.6% and 20.7%. The strong control verified in the period reached, mainly, personnel expenses and advertising expenses, confirming the Company's commitment to ongoing control of its operational expenses structure.


EBITDA margin                   The quarter's EBITDA margin reached 8.2%,
reached 8.2%                    slightly inferior to the 8.3% reported in the
                                same quarter of 2002. The EBITDA registered in the quarter was of R$ 206.1 million, with an increase of 7.6% compared to the previous year.

                                In the nine months of 2003, the EBITDA grew
                                17.8% totaling R$ 637.1 million, compared to R$ 540.7 million registered in the same period of 2002. The EBITDA margin was 8.2%, which was steady YoY.

                                ------------------------------------------------

Financial results are           In the third quarter, the financial income and
showing improvement             expenses totaled, respectively, R$ 140.3 million
                                and R$ 185.7 million, generating a net financial expense of R$ 45.4 million, versus a net financial expense of R$ 42.5 million in the 3rd quarter of 2002.

                                Although the scenario remains marked by a low volume of credit income and high funding costs, the financial result of the Company is already positively reflecting the recent interest rate reductions in Brazil, showing an improvement in comparison to the previous quarter, when the Company reported a net financial expense of R$
                                57.9 million.

                                ------------------------------------------------

                                CBD made use of income tax credits of R$ 15.0 million in the quarter, against R$ 9.7 million in the same period of the previous year, due to tax losses carried forward from acquired chains.





--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 5 of 11
--------------------------------------------------------------------------------


Net Income of                   The net income of the quarter was of R$ 52.1
R$ 52.1 million, with           million, 43.8% higher than R$ 36.2 million
an increase of 43.8%            registered in the 3rd quarter of 2002. The net
                                income per thousand shares in 43.8% the quarter totaled R$ 0.46, compared to R$ 0.32 reported in the same period of 2002.

                                In the first nine months of 2003, CBD's net income reached R$ 149.4 million, a 4.8% increase in comparison to R$ 142.6 million registered in the same period of 2002.

                                ------------------------------------------------

Inventory turnover              Inventory turnover was 39 days in the quarter,
improves in                     very close to the 38 days level registered in
comparison to                   the same period of the previous year and an
previous quarters               improvement in comparison to the 1st and 2nd
                                quarters of the year, respectively, 46 and 40 days.

                                The average payment terms with suppliers was 40 days, similar to that registered in the 3rd quarter of 2002.

                                ------------------------------------------------

Investments totaled             In the 3rd quarter of 2003, investments totaled
R$ 148.0 million in             R$ 148.0 million, compared to R$ 143.7 million
the quarter                     in the same period of 2002. In the first nine
                                months of 2003, investments totaled R$ 340.6 million, versus R$ 442.3 million in the nine months of 2002.

                                In this quarter, the main highlights in terms of investments were:
                                - Conversion of Se stores to the Company's
                                  formats. During the quarter, nine Se stores were converted to the Comprebem Barateiro format and one Se store to the Pao de Acucar banner;
                                - Inauguration of a Pao de Acucar store in
                                  Ceara, in the beginning of October and two
                                  Extra-Eletro stores;
                                - The construction of four new hypermarkets (3
                                  of which to be inaugurated in 2003) and four
                                  Comprebem Barateiro stores (to be opened also in 2003);
                                - Renovation of stores, from which we highlight
                                  12 Comprebem Barateiro stores, 7 Pao de Acucar stores and 4 Extra stores;
                                - Acquisition of 3 pieces of land in strategic
                                  locations;
                                - Other investments in technology and in
                                  distribution centers.

--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 6 of 11
--------------------------------------------------------------------------------



Consolidated Income Statement - Corporate Law Method (thousand R$)

                                                      3rd Quarter                             9 months
                                        -----------------------------------   -------------------------------------
                                            2003           2002         %         2003          2002          %
-------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                        2,522,701      2,307,477      9.3%    7,815,828     6,564,677      19.1%
Cost of Goods Sold                      (1,797,261)    (1,638,531)     9.7%   (5,585,405)   (4,695,977)     18.9%
Gross Profit                               725,440        668,946      8.4%    2,230,423     1,868,700      19.4%

Operating Expenses (Income)
   Selling                                (412,176)      (383,459)     7.5%   (1,271,177)   (1,070,394)     18.8%
   General and Administrative             (107,211)       (94,041)    14.0%     (322,189)     (257,653)     25.0%
Total Operating Expenses                  (519,387)      (477,500)     8.8%   (1,593,366)   (1,328,047)     20.0%

Earnings before interest, taxes,
depreciation, amortization-EBITDA          206,053        191,446      7.6%      637,057       540,653      17.8%

Depreciation                               (83,786)       (63,146)    32.7%     (242,795)     (188,819)     28.6%
Amortization of the Deferred Assets        (32,180)       (38,144)   -15.6%      (77,530)      (94,774)    -18.2%

Earnings before interest and taxes
-EBIT                                       90,087         90,156     -0.1%      316,732       257,060      23.2%

Taxes and Charges                           (10,741)      (16,609)   -35.3%      (32,211)      (43,267)    -25.6%
Financial Income                            140,319       132,371      6.0%      433,363       381,647      13.6%
Financial Expenses                         (185,754)     (170,390)     9.0%     (597,507)     (428,437)     39.5%
Currency Variation                             -           (4,477)                (4,478)      (13,431)
   Net Financial Income (Loss)              (45,435)      (42,496)              (168,622)      (60,221)

Equity Income/Loss
with Investment in Controlled Entity         (1,364)       (5,539)                (3,952)       (5,266)

Operating Results                            32,547        25,512     27.6%      111,947       148,306    -24.5%
Non-Operating Results                         4,514         1,031                  8,157         2,586

Income Before Income Tax                     37,061        26,543     39.6%      120,104       150,892    -20.4%
 Income Tax                                  15,022         9,686                 29,330        (8,243)
Net Income                                   52,083        36,229     43.8%      149,434       142,649      4.8%
Net Income (Loss) per 1,000 shares             0.46          0.32     43.8%         1.32          1.26      4.8%
N(degree)of shares (in thousand)        113,186,139   113,064,539            113,186,139   113,064,539
-------------------------------------------------------------------------------------------------------------------




% of Net Sales                               3Q/03          3Q/02               9 months/03     9 months/02
------------------------------------------------------- ----------              ------------- -------------
Gross Profit                                   28.8%         29.0%                   28.5%         28.5%

Total Operating Expenses                      -20.6%        -20.7%                  -20.4%        -20.2%
   Selling                                    -16.3%        -16.6%                  -16.3%        -16.3%
   General and Administrative                  -4.3%         -4.1%                   -4.1%         -3.9%

EBITDA                                          8.2%          8.3%                    8.2%          8.2%

Depreciation                                   -3.3%         -2.7%                   -3.1%         -2.9%
Amortization of the Deferred Assets            -1.3%         -1.7%                   -1.0%         -1.4%

EBIT                                            3.6%          3.9%                    4.1%          3.9%

Taxes and Charges                              -0.4%         -0.7%                   -0.4%         -0.7%
Net Financial Income (Expense)                 -1.8%         -1.8%                   -2.2%         -0.9%

Income Before Income Tax                        1.5%          1.2%                    1.5%          2.3%
 Income Tax                                     0.6%          0.4%                    0.4%         -0.1%
Net Income (Loss)                               2.1%          1.6%                    1.9%          2.2%
-------------------------------------------------------- ---------              ------------- --------------



--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 7 of 11
--------------------------------------------------------------------------------


Consolidated Balance Sheet - Corporate Law Method (thousand R$)

           ASSETS                            3rd Quarter/03   2nd Quarter/03   3rd Quarter/02
------------------------------------------- ---------------- ---------------- ---------------
Current Assets                                2,968,511         3,087,662        3,152,361
  Cash and Banks                                 55,885            66,358           68,570
  Short-Term Investments                        631,658           915,775        1,055,682
  Credit                                        868,616           814,661        1,035,417
    Installment Sales                           149,743           163,456          237,544
    Post-Dated Checks                            68,876            65,523           98,450
    Credit Cards                                581,475           524,621          545,993
    Tickets, vouchers and others                 90,674            87,160          181,811
    Allowance for Doubtful Accounts             (22,152)          (26,099)         (28,381)
  Inventories                                   811,796           762,388          705,720
  Advances to suppliers and employees            41,406            34,939            8,886
  Taxes recoverable                             355,503           271,489          166,645
  Others                                        203,647           222,052          111,441
Long-Term Receivables                           723,914           691,075          498,362
  Deferred Income Tax                           301,386           282,411          125,655
  Accounts Receivable                           277,368           272,403          270,525
  Others                                        145,160           136,261          102,182
Permanent Assets                              4,818,600         4,773,889        4,658,723
  Investments                                   255,176           263,233          374,061
  Property, Plant and Equipment               3,868,966         3,786,018        3,534,270
  Deferred Charges                              694,458           724,638          750,392
    Goodwill                                    622,503           643,116          630,663
    Currency Variation                                -                 -            8,957
    Pre-operatinq expenses                       71,955            81,522          110,772
------------------------------------------- ---------------- ---------------- ---------------
        TOTAL ASSETS                          8,511,025         8,552,626        8,309,446
------------------------------------------- ---------------- ---------------- ---------------
------------------------------------------- ---------------- ---------------- ---------------
        LIABILITIES                          3rd Quarter/03   2nd Quarter/03   3rd Quarter/02
------------------------------------------- ---------------- ---------------- ---------------
Current Liabilities                           2,596,965         2,796,348        2,801,451
  Suppliers                                     838,640           745,020          773,910
  Financing*                                  1,489,172         1,740,722        1,792,426
  Payable on Purchase of Assets                   8,923             1,269            5,970
  Debentures                                     39,419            91,733           16,606
  Taxes                                          53,821            54,797           51,451
  Salaries and Payroll Charges                  121,201           106,576          118,364
  Dividends                                           -                 -                -
  Others                                         45,789            56,231           42,724
Long-Term Liabilities                         2,172,586         2,066,887        1,961,398
  Financing*                                    555,086           479,649          956,624
  Payable on Purchase of Assets                   2,919             2,861           15,122
  Debentures                                    440,860           478,690          110,636
  Taxes in Installments                          92,403            94,011           13,208
  Provision for Income Tax                       46,063            42,661           60,908
  Provision for Contingencies                 1,028,575           960,746          804,900
  Others                                          6,680             8,269                -
Shareholder's Equity                          3,741,474         3,689,391        3,546,597
  Capital                                     2,979,428         2,979,428        2,747,364
  Capital Reserves                              344,242           344,242          344,242
  Profits Reserves                              417,804           365,721          454,991
------------------------------------------- ---------------- ---------------- ---------------
        TOTAL LIABILITIES                     8,511,025         8,552,626        8,309,446
------------------------------------------- ---------------- ---------------- ---------------
*CBD does not have exposure to the effects of the currency variations, as the Company contracts swap operations linked to the CDI [Interbank rate] variation in its foreign currency loans.


--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 8 of 11
--------------------------------------------------------------------------------

Net Sales Breakdown per Division - Consolidated
In thousand R$ - nominal (Corporate Law)



1st Quarter                    2003            %           2002            %       Var.(%)
--------------------------  -----------------------  -------------------------   ----------
Pao de Acucar                  808,579       30.7%         692,806       32.2%      16.7%
Extra                        1,220,938       46.4%       1,000,951       46.6%      22.0%
Barateiro                      454,030       17.3%         375,307       17.5%      21.0%
Extra-Eletro                    64,621        2.5%          80,620        3.7%     -19.8%
Se + Comprebem*                 82,678        3.1%               -        0.0%         -
--------------------------  -----------------------  -------------------------   ----------
CBD                          2,630,846      100.0%       2,149,684      100.0%      22.4%
--------------------------  -----------------------  -------------------------   ----------

--------------------------  -----------------------  -------------------------   ----------
2nd Quarter                    2003            %           2002            %       Var.(%)
--------------------------  -----------------------  -------------------------   ----------
Pao de Acucar                  822,221       30.9%         656,954       31.2%      25.2%
Extra                        1,270,300       47.7%       1,028,292       48.8%      23.5%
Barateiro                      448,130       16.8%         341,843       16.2%      31.1%
Extra-Eletro                    53,637        2.0%          80,427        3.8%     -33.3%
Se + Comprebem*                 67,993        2.6%               -        0.0%         -
--------------------------  -----------------------  -------------------------   ----------
CBD                          2,662,281      100.0%       2,107,516      100.0%      26.3%
--------------------------  -----------------------  -------------------------   ----------

--------------------------  -----------------------  -------------------------   ----------
3rd Quarter                    2003            %           2002            %       Var.(%)
--------------------------  -----------------------  -------------------------   ----------
Pao de Acucar                  787,381       31.3%         671,028       29.1%      17.3%
Extra                        1,195,976       47.4%       1,010,198       43.8%      18.4%
Barateiro                      442,039       17.5%         359,595       15.6%      22.9%
Extra-Eletro                    58,219        2.3%          78,589        3.4%     -25.9%
Se + Comprebem*                 39,086        1.5%         188,067        8.1%     -79.2%
--------------------------  -----------------------  -------------------------   ----------
CBD                          2,522,701      100.0%       2,307,477      100.0%       9.3%
--------------------------  -----------------------  -------------------------   ----------

--------------------------  -----------------------  -------------------------   ----------
Accum. 9 months                2003            %           2002            %       Var.(%)
--------------------------  -----------------------  -------------------------   ----------
Pao de Acucar                2,418,181       30.9%       2,020,788       30.7%      19.7%
Extra                        3,687,214       47.2%       3,039,441       46.3%      21.3%
Barateiro                    1,344,199       17.2%       1,076,745       16.4%      24.8%
Extra-Eletro                   176,477        2.3%         239,636        3.7%     -26.4%
Se + Comprebem*                189,757        2.4%         188,067        2.9%       0.9%
--------------------------  -----------------------  -------------------------   ----------
CBD                          7,815,828      100.0%       6,564,677      100.0%      19.1%
--------------------------  -----------------------  -------------------------   ----------
*Stores still not converted to CBD's stores format until the end of the 3rd quarter of 2003.
The difference in the level of net sales revenue int he line "Se+ Comprebem" in the 3rd quarter 2003 in comparison to the previous year, was due to the conversions of the Se stores to the other formats of the Company.




--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                    Page 9 of 11
--------------------------------------------------------------------------------


Stores by Division

                  Pao de              Extra-                 Se and                   Sales          Number of
                  Acucar    Extra     Eletro    Barateiro   Comprebem      CBD       area (m2)       Employees
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 12/31/2002        188       60         54        148          50          500        979,723          57,898
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 Open               1                                                         1
 Closed            (2)                  (4)       (1)                       (7)
 Converted          8                               6         (14)           -
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 3/31/2003         195       60         50        153          36           494       978,093          58,392
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 Open                                    1                                    1
 Closed                                           (3)          (3)          (6)
 Converted          5                               4          (9)          -
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------

 6/30/2003         200       60        51         154          24           489       972,638          58,032
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 Open                                   2                                     2
 Closed            (1)                                         (2)          (3)
 Converted          1                               9         (10)         -
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------
 9/30/2003         200       60        53         163          12           488       971,266          55,690
-------------- ---------- --------- --------- ------------ ------------- -------- --------------- --------------


Data per Division on September 30, 2003
--------------------------------------------------------------------------------

                                  ------------- ----------------- --------------- --------------
                                       #                 #                 #            Sales
                                   Checkouts         Employees          Stores        area (m2)
                                 -------------- ----------------- --------------- --------------
Pao de Acucar                        2,566           16,090              200          262,848
Extra                                3,068           19,530               60          456,569
Barateiro                            1,834            8,943              163          199,405
Extra-Eletro                           173              665               53           34,726
Se + Comprebem                         139              625               12           17,718
-------------------------------- -------------- ----------------- --------------- --------------
          Total Stores               7,780           45,853              488          971,266
-------------------------------- -------------- ----------------- --------------- --------------
Headquarters                                          3,038
Loss prevention (security)                            3,319
Distribution Centers                                  3,480
-------------------------------- -------------- ----------------- --------------- --------------
            Total CBD                7,780           55,690              488          971,266
-------------------------------- -------------- ----------------- --------------- --------------


Sales Breakdown (% of net sales)
--------------------------------------------------------------------------------

                           ---------------------------------------------------  -----------------------------
                                                  2002                                    2003
                           ---------------------------------------------------  -----------------------------
                               1Q         2Q       3Q        4Q        Year      1Q         2Q         3Q
                           ----------  --------  --------  -------  ----------  ------  ---------  ----------
 Cash                         53.5%      52.2%    53.8%     55.0%     53.7%     55.2%      53.3%      52.6%
 Credit Card                  31.1%      32.9%    31.6%     31.8%     31.9%     32.1%      34.1%      34.1%
 Food Voucher                  6.8%       6.6%     6.4%      6.3%      6.5%      6.5%       6.6%       7.1%
 Credit                        8.6%       8.3%     8.2%      6.9%      7.9%      6.2%       6.0%       6.2%
   Post-Dated Checks           5.2%       4.9%     5.1%      4.2%      4.8%      4.2%       4.3%       4.1%
   Installment Sales           3.4%       3.4%     3.1%      2.7%      3.1%      2.0%       1.7%       2.1%
-------------------------  ----------  --------  --------  -------  ----------  ------  ---------  ----------



--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                   Page 10 of 11
--------------------------------------------------------------------------------


Productivity Indexes
In R$ - nominal (Corproate Law)



  Net Sales per m2/month
                      --------  ------- --------   ----------- ------------- ---------
                       3Q/03     3Q/02   Var.(%)   9 Months/03  9 Months/02   Var.(%)
--------------------  --------  ------- --------   ----------- ------------- ---------
  Pao de Acucar        1,068     1,025     4.2%        1,105       1,028        7.5%
  Extra                  877       782    12.1%          899         792       13.5%
  Barateiro              788       720     9.4%          811         696       16.5%
  Extra-Eletro           570       672   -15.2%          576         679      -15.2%
--------------------  --------  ------- --------   ----------- ------------- ---------
        CBD              896       827     8.3%          921         804       14.6%
--------------------  --------  ------- --------   ----------- ------------- ---------



  Net Sales per Employee/month
                      --------  ------- --------   ----------- ------------- ---------
                       3Q/03     3Q/02   Var.(%)   9 Months/03  9 Months/02   Var.(%)
--------------------  --------  ------- --------   ----------- ------------- ---------
  Pao de Acucar        16,320    15,560    4.9%       16,634      15,497        7.3%
  Extra                20,303    17,749   14.4%       21,012      18,521       13.4%
  Barateiro            17,053    15,781    8.1%       17,313      14,900       16.2%
  Extra-Eletro         29,302    23,454   24.9%       23,054      22,935        0.5%
--------------------  --------  ------- --------   ----------- ------------- ---------
        CBD            18,500    16,798   10.1%       18,864      16,891       11.7%
--------------------  --------  ------- --------   ----------- ------------- ---------



  Average Ticket - Net Sales
                      --------  ------- --------   ----------- ------------- ---------
                       3Q/03     3Q/02   Var.(%)   9 Months/03  9 Months/02   Var.(%)
--------------------  --------  ------- --------   ----------- ------------- ---------
  Pao de Acucar         19.0      17.8     6.7%         19.4        18.1        7.2%
  Extra                 38.1      35.5     7.3%         38.6        36.0        7.2%
  Barateiro             14.2      13.2     7.6%         14.7        13.3       10.5%
  Extra-Eletro         285.6     275.9     3.5%        284.6       273.3        4.1%
--------------------  --------  ------- --------   ----------- ------------- ---------
        CBD             24.3      22.6     7.5%         24.9        23.0        8.3%
--------------------  --------  ------- --------   ----------- ------------- ---------



  Net Sales per Checkout/month
                      --------  ------- --------   ----------- ------------- ---------
                       3Q/03     3Q/02   Var.(%)   9 Months/03  9 Months/02   Var.(%)
--------------------  --------  ------- --------   ----------- ------------- ---------
  Pao de Acucar       108,058   101,722    6.2%      110,710     101,855        8.7%
  Extra               130,757   118,385   10.5%      133,799     119,651       11.8%
  Barateiro            84,731    78,182    8.4%       87,251      74,543       17.0%
  Extra-Eletro        114,954   146,347  -21.5%      116,381     147,894      -21.3%
--------------------  --------  ------- --------   ----------- ------------- ---------
        CBD           112,869   104,579    7.9%      115,635     100,298       15.3%
--------------------  --------  ------- --------   ----------- ------------- ---------


* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indices do not include the Se and Comprebem chains





--------------------------------------------------------------------------------

[graphic omitted]                               Results of the 3rd quarter, 2003
                                                                   Page 11 of 11
--------------------------------------------------------------------------------


                   Conference Call of 3rd Quarter 2003 Results

On Thursday, October 30, 2003, at 9:00AM (ET USA); 12:00PM (Brazil time), CBD will hold a conference call to discuss third quarter 2003 earnings.

Conference Call in Portuguese:
     - 11:00 AM (Brazil time). Please register, a few minutes before the start of the call. Please call (55 11) 3155-1686; code: Pao de Acucar.

Conference Call in English:

     - at 9:00AM (ET USA); 12:00PM(Brazil time). Please register a few minutes before the start of the call.

     -    International participants: (973) 341-3080.

     -    Participants in the USA: (877) 519-4471;

     -    Number of the conference call: 425-4362.

     - The audio of the conference call will also be transmitted by webcast. To register please access the website: www.cbd-ri.com.br/eng/


                                 Brazil Day 2003

CBD, Companhia Brasileira de Distribuicao, will be present at the Brazil Day 2003, to take place on Monday, November 17, 2003, at NYSE and in The New York Palace Hotel, in New York, NY, USA.

We will participate in the pannel "Food Industry and Distribution", at 2:00PM, and we will make a presentation in which we will discuss the scenario and perspectives of the sector.

For registration, please access the website:  www.brazilday.com

Contact: Sarita Bucher
phone: (55-11) 3107-5557/(55-11)9666-8083
Email: sbeventos@terra.com.br


COMPANHIA BRASILEIRA DE DISTRIBUICAO      THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                       Doris Pompeu
Investors Relations Director              Tel: 55 (11) 3848 0887 ext. 208
Daniela Sabbag                            Email: doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: 55 (11) 3886 0421
Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

                      Website: http://www.cbd-ri.com.br/eng

The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.



--------------------------------------------------------------------------------